UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-36397

Weibo Corporation

(Registrant’s Name)

8/F, QIHAO Plaza, No. 8 Xinyuan S. Road

Chaoyang District, Beijing 100027

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

The documents attached as Exhibits 1.1 and 99.1 to this current report on Form 6-K are hereby incorporated by reference into the registration statement on Form F-3 of Weibo Corporation (File No. 333-275785).

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 1.1	Form of Underwriting Agreement
Exhibit 99.1	Form of ADS Lending Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEIBO CORPORATION

By	:	/s/ Fei Cao
Name	:	Fei Cao
Title	:	Chief Financial Officer

Date: November 30, 2023